UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)*

ATLANTICA YIELD PLC

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G0751N103

(CUSIP Number)

Sofia Pokatilova, Strawinskylaan 3127, 8th floor, 1077ZX Amsterdam, the Netherlands, +31 88 560 9393

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Stichting Seville

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person CO, HC

1	Name of Reporting Person ABG Orphan Holdco S.à r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person CO, HC

1	Name of Reporting Person ACIL Luxco1 S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person CO

Item 1. Security and Issuer

This Amendment No. 4 (“Amendment No. 4”) amends the statement on Schedule 13D filed on March 28, 2017 (the “Original Schedule 13D”), the Amendment No. 1 filed on March 9, 2018, the Amendment No. 2 filed on April 16, 2018, and the Amendment No. 3 filed on November 21, 2018, by the Reporting Persons with respect to the ordinary shares of Atlantica Yield plc (“Atlantica Yield” or the “Issuer”), having a nominal value of $0.10 per share (the “Ordinary Shares”). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D.

This Amendment No. 4 is being filed to disclose that the conditions precedent under the Amended and Restated Option Agreement for the remaining 16.47% aggregate equity interest in the Issuer held by ACIL Luxco 1 have been satisfied. Thus, as of November 27, 2018, the Reporting Persons have no remaining equity interest in the Issuer.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As part of the restructuring of the Abengoa group, ACI transferred the Pledged Shares to ACIL Luxco 1. Under the terms of the New Money Documents, ACIL Luxco 1 granted a security interest in the Pledged Shares in favor of the lenders and noteholders as security for the New Money and Abengoa’s and its subsidiaries’ obligations under the New Money Documents.

Abengoa used the New Money to (i) repay amounts owed to the lenders under the secured term facility agreement dated September 18, 2016, the financing agreement dated September 23, 2015, the facility agreement dated December 24, 2015 and the facility agreement dated March 21, 2016 (the “Prior Financings”); (ii) for the development of its Mexican project, A3T, and (iii) to pay fees, costs and expenses in connection with the restructuring of the Abengoa group. Ordinary Shares previously pledged to lenders under the Prior Financings were released and were subsequently pledged to the lenders and noteholders under the Common Terms Agreement as the Pledged Shares. No additional Ordinary Shares have been pledged under the Common Terms Agreement that were previously unencumbered. As part of the restructuring, Abengoa also cancelled any outstanding $279,000,000 principal amount of 5.125% Exchangeable Notes (the “Exchangeable Notes”) which were exchangeable at the option of the holders thereof for Ordinary Shares that were beneficially owned by the Separately Filing Group Members. ACI owns 26,820 Ordinary Shares which were subject to the provisions of the Exchangeable Notes. Upon cancellation of the Exchangeable Notes in the context of the restructuring, such Ordinary Shares were contributed by ACI to ACIL Luxco 1 and subsequently pledged in favor of the lenders and noteholders under the New Money Documents, subject to the title transfer collateral arrangement noted above and subject to the provisions of the Governance Agreement and the Registration Rights Agreement.

Further to Abengoa’s intention to monetize its shares in the Issuer as outlined in Abengoa’s updated viability plan and financial restructuring terms published on August 16, 2016, on November 1, 2017, Abengoa announced the intended sale of 25.0% of the Issuer’s Ordinary Shares to APUC. Pursuant to the AAGES MOU, on January 31, 2018, APUC and Abengoa established the joint venture company AAGES, which is owned 50% by APUC through a subsidiary and 50% by Abengoa through a subsidiary, for the purpose of developing global utility infrastructure projects. On March 5, 2018, APUC and AAGES entered into the AAGES JV Agreement, which supersedes the AAGES MOU. On January 31, 2018, APUC and AAGES also incorporated AY Holdings for the purpose of holding the Issuer’s shares. Following certain approvals and waivers by the relevant government authorities and the satisfaction of other conditions precedent under the Share Purchase Agreement, the transaction completed on March 9, 2018, for a total consideration of $607,567,138.75, or $24.25 per share. The Reporting Persons’ 25.0% shareholding in the Issuer was transferred to APUC on the same date. APUC has transferred the Ordinary Shares acquired pursuant to the Share Purchase Agreement to AY Holdings, over which APUC has sole power to nominate directors for appointment. The acquisition of the shares by AY Holdings was not financed by the Reporting Persons. The Reporting Persons have no power to vote or direct the vote of or to dispose or direct the disposal of those Ordinary Shares held by AY Holdings.

Further, under the Option Agreement and the binding term sheet to amend the Option Agreement, APUC, directly or through an assignee, has a right to acquire the remaining 16.47% aggregate equity interest in the Issuer held by ACIL Luxco 1, which it exercised on April 17, 2018 for a total purchase price of approximately $345 million at a price of $20.90 per share, subject to the approval of the Department of Energy of the United States and certain other closing conditions. Upon satisfaction of the closing conditions, the Reporting Persons will have no remaining equity interest in the Issuer. On November 19, 2018, Algonquin, Abengoa and ACIL Luxco 1 entered into an amended and restated option agreement (the “Amended and Restated Option Agreement”) further amending the terms and conditions of the Option Agreement.

As of November 27, 2018, the conditions precedent under the Amended and Restated Option Agreement for the remaining 16.47% aggregate equity interest in the Issuer held by ACIL Luxco 1 have been satisfied. Thus, as of November 27, 2018, the Reporting Persons have no remaining equity interest in the Issuer.

Item 5. Interest in the Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing the paragraphs under Item 5 in their entirety with the below:

(a)   –  (b) As of the date of this Amendment No. 4, the Reporting Persons do not beneficially own any Shares of the Issuer or have any voting power or dispositive power over any Shares of the Issuer.

(c)   Except for the transactions described in Item 4, the Reporting Persons have not affected any trannsactions in the Shares of the Issuer during the past 60 days.

(d)   No applicable.

(e)   November 27, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following paragraph:

As of November 27, 2018, the conditions precedent under the Amended and Restated Option Agreement for the remaining 16.47% aggregate equity interest in the Issuer held by ACIL Luxco 1 have been satisfied. Thus, as of November 27, 2018, the Reporting Persons have no remaining equity interest in the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2018

STICHTING SEVILLE

By:	/s/ Christian Digemose
Name:	Christian Digemose
Title:	Director

By:	/s/ Vistra B.V.
Name:	Carina Helsloot-van Riemsdijk
Name:	Bart van Dijk
Title:	Director

ACIL LUXCO1 S.A.

By:	/s/ Robert van’t Hoeft
Name:	Robert van’t Hoeft
Title:	Director

By:	/s/ Christian Digemose
Name:	Christian Digemose
Title:	Director

By:	/s/ Joost Mees
Name:	Joost Mees
Title:	Director

ABG ORPHAN HOLDCO S.À R.L

By:	/s/ Christian Digemose
Name:	Christian Digemose
Title:	Director

By:	/s/ Jerome Bellini
Name:	Jerome Bellini
Title:	Director